Exhibit 99.4

Envigado, March 21, 2024

NEW STATUTORY AUDITOR AND FEES FIXATION

Almacenes Éxito S.A. informs its shareholders and the market in general that today, March 21, 2024, after all the necessary processes and authorizations had been carried out, the ordinary meeting of the General Shareholders’ Assembly was held in person, where the matters contemplated in the agenda that was informed by means of the call made on February 19, 2024, were considered.

At said meeting, in accordance with the functions and powers of the General Shareholders’ Assembly provided for in Article 29 of the bylaws, the firm PricewaterhouseCoopers was elected by 95.62% of the shares present and represented at the meeting, to provide statutory audit services for the years 2024 and 2025. For calendar purposes, the work period begins on April 1, 2024, and ends on March 31, 2026.

Likewise, it was approved by 95.62% of the shares present and represented at the meeting, the following proposal was approved for their fee’s fixation for the same period:

THE GENERAL SHAREHOLDERS’ ASSEMBLY

Resolves:

To approve the proposal for the Statutory Auditor’s remuneration fees for COP $2,477,000,000, subject to annual increase according to the Consumer Price Index (CPI), for the accounting period 2025.